September 17, 2013

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs Jan Woo Kathleen Collins Melissa Kindelan

Re:	FireEye, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed September 9, 2013 File No. 333-190338

Ladies and Gentlemen:

On behalf of our client, FireEye, Inc. (the “Company”), we submit this letter in response to the comment orally conveyed to us by the staff (the “Staff”) of the Securities and Exchange Commission on September 9, 2013 (the “Comment”), relating to the above referenced Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently filing this letter via EDGAR.

In response to the Comment from the Staff regarding the modification made to the Company’s litigation risk factor in the Registration Statement, we supplementally advise the Staff that the Company amended the disclosure on page 24 of the Registration Statement to indicate that the litigants to which the disclosure refers include both a practicing entity and a non-practicing entity. However, in either case, and based in part on the fact that the Company is in the early stages of litigation in both instances, the Company has determined that the litigation is not material, either singularly or in the aggregate. As a result, the Company has, after due consideration, not included disclosure regarding this litigation in the section titled “Legal Proceedings” in the Registration Statement pursuant to Item 103 of Regulation S-K.

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Securities and Exchange Commission

September 17, 2013

Please direct any questions regarding this response letter or the Registration Statement to me at (650) 493-9300 or javina@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Jon C. Avina
Jon C. Avina

cc:	David G. DeWalt, FireEye, Inc.

Michael J. Sheridan, FireEye, Inc.

Alexa King, FireEye, Inc.

Aaron J. Alter, Wilson Sonsini Goodrich & Rosati, P.C.

Eric C. Jensen, Cooley LLP

David Peinsipp, Cooley LLP